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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PRA INTERNATIONAL

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69353 C101

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 69353 C101

1.	Name of Reporting Person: Genstar Capital Partners III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 8,599,620

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 8,599,620

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,599,620

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 38.8%

12.	Type of Reporting Person: PN

Page 2 of 14 pages.

13G
CUSIP No. 69353 C101

1.	Name of Reporting Person: Stargen III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 308,838

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 308,838

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 308,838

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.4%

12.	Type of Reporting Person: PN

Page 3 of 14 pages.

13G
CUSIP No. 69353 C101

1.	Name of Reporting Person: Genstar Capital III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 8,908,458

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 8,908,458

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,908,458

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 40.2%

12.	Type of Reporting Person: PN

Page 4 of 14 pages.

13G
CUSIP No. 69353 C101

1.	Name of Reporting Person: Genstar III GP, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 8,908,458

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 8,908,458

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,908,458

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 40.2%

12.	Type of Reporting Person: OO

Page 5 of 14 pages.

13G
CUSIP No. 69353 C101

1.	Name of Reporting Person: Jean-Pierre L. Conte		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 8,908,458

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 8,908,458

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,908,458

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 40.2%

12.	Type of Reporting Person: IN

Page 6 of 14 pages.

13G
CUSIP No. 69353 C101

1.	Name of Reporting Person: Richard F. Hoskins		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 8,908,458

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 8,908,458

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,908,458

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 40.2%

12.	Type of Reporting Person: IN

Page 7 of 14 pages.

13G
CUSIP No. 69353 C101

1.	Name of Reporting Person: Richard D. Paterson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 8,908,458

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 8,908,458

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,908,458

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 40.2%

12.	Type of Reporting Person: IN

Page 8 of 14 pages.

CUSIP No. 69353 C101

Item 1.

	(a)	Name of Issuer:

PRA International

	(b)	Address of Issuer’s Principal Executive Offices:

12120 Sunset Hills Road Suite 600 Reston, VA 20190

Item 2.

	(a)	Name of Persons Filing:

Genstar Capital Partners III, L.P. Stargen III, L.P. Genstar Capital III, L.P. Genstar III GP LLC Jean-Pierre L. Conte Richard F. Hoskins Richard D. Paterson

	(b)	Address of Principal Business Office:

c/o Genstar Capital, L.P. 4 Embarcadero Center, Suite 1900 San Francisco, CA 94111

	(c)	Citizenship:

Genstar Capital Partners III, L.P., Stargen III, L.P. and Genstar Capital III, L.P.
are Delaware limited partnerships.
Genstar III GP LLC is a Delaware limited liability company.
Mr. Conte and Mr. Hoskins are U.S. citizens. Mr. Paterson is a citizen of Canada.

Page 9 of 14 pages.

CUSIP No. 69353 C101

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.		Ownership.

The information regarding ownership as set forth in Items 5-9 of Pages 2-8 hereto, is hereby incorporated by reference.

Genstar Capital Partners III, L.P. directly holds 8,599,620 shares of Common Stock. Stargen III, L.P. directly holds 308,838 shares of Common Stock.

Genstar Capital III, L.P. is the sole general partner of each of Genstar Capital Partners III, L.P. and Stargen III, L.P. Genstar III GP LLC is the sole general partner of Genstar Capital III, L.P. Jean-Pierre Conte, Richard Hoskins and Richard Paterson are the managing members of Genstar III GP LLC. In such capacities, Messrs. Conte, Hoskins and Paterson may be deemed to have shared voting and dispositive power over the shares of Common Stock which are or may be deemed to be beneficially owned by Genstar Capital Partners III, L.P., Stargen III, L.P., Genstar Capital III, L.P. and Genstar III GP LLC, but disclaim such beneficial ownership.

Robert J. Weltman is a director of PRA International and a limited partner of Genstar Capital III, L.P. Mr. Weltman does not have power to vote or dispose of, or to direct the voting or disposition of, any securities beneficially owned by Genstar Capital III, L.P. Mr. Weltman disclaims that he beneficially owns any shares of Common Stock beneficially owned by Genstar Capital Partners III, L.P. or Stargen III, L.P.

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 10 of 14 pages.

CUSIP No. 69353 C101

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Item 4 above.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 11 of 14 pages.

CUSIP No. 69353 C101

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

GENSTAR CAPITAL PARTNERS III, L.P., a Delaware limited partnership

By:	Genstar Capital III, L.P. Its General Partner

By:	Genstar III GP LLC Its General Partner

By:	/s/ Jean-Pierre L. Conte

Jean-Pierre L. Conte, Managing Director

GENSTAR CAPITAL III, L.P., a Delaware limited partnership

By:	Genstar III GP LLC Its General Partner

By:	/s/ Jean-Pierre L. Conte

Jean-Pierre L. Conte, Managing Director

GENSTAR III GP LLC

By:	/s/ Jean-Pierre L. Conte

Jean-Pierre L. Conte, Managing Director

JEAN-PIERRE L. CONTE

/s/ Jean-Pierre L. Conte

RICHARD F. HOSKINS

/s/ Richard F. Hoskins

RICHARD D. PATERSON

/s/ Richard D. Paterson

Page 12 of 14 pages.

CUSIP No. 69353 C101

EXHIBIT INDEX

Exhibit 1 — JOINT FILING AGREEMENT

Page 13 of 14 pages.